EXHIBIT 99.1

enCore Energy Reports on Results from Annual Meeting of Shareholders

NYSE American:EU
TSXV:EU
www.encoreuranium.com

DALLAS, June 22, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) today provided the results of its annual general meeting of shareholders held on June 21, 2023. A total of 60,978,153 shares, 42.56% of the Company's issued and outstanding common shares as of the record date, were represented at the meeting. All matters presented for approval at the meeting were duly authorized and approved.

The election of directors was approved as follows:

Motions	Votes for		Votes withheld
	Number	Percent	Number	Percent
William M. Sheriff	41,359,968	99.83%	71,380	0.17%
Wm. Paul Goranson	41,360,757	99.83%	70,591	0.17%
Dennis E. Stover	41,363,954	99.84%	67,394	0.16%
William B. Harris	35,362,613	85.35%	6,068,735	14.65%
Mark S. Pelizza	41,361,878	99.83%	69,470	0.17%
Richard M. Cherry	41,354,701	99.82%	76,647	0.18%
Susan Hoxie-Key	39,882,076	96.26%	1,549,272	3.74%

Shareholders also approved the re-appointment of Davidson & Company LLP as the Company's auditor and approved the Company's stock option plan, as described in the Circular.

About enCore Energy Corp.

enCore Energy Corp. is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 22-JUN-23